02058060

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 25, 2002	333-37539
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 25, 2002.

CWABS, INC.

By: ______________________

Name: Celia Coulter

Title: Vice President

<u>Exhibit Index</u>

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-3

ABS New Transaction

Computational Materials

$490,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2002-3

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a Statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: August 28, 2002*

$490,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2002-3

Class [1,2]	Principal Amount	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [4]	Last Scheduled Distribution Date	Certificate Type
1-A-1	$123,163,000	2.47 / 2.71	1-85 / 1-191	AAA/Aaa	May 2032	Floating Rate Senior
2-A-1	$308,037,000			Not Offered		
M-1	$26,950,000	4.78 / 5.23	39-85 / 39-145	AA/Aa2	March 2032	Floating Rate Mezzanine
M-2	18,375,000	4.73 / 5.06	38-85 / 38-125	A/A2	January 2032	Floating Rate Subordinate
B-1	13,475,000	4.53 / 4.58	37-85 / 37-99	BBB/Baa2	August 2031	Floating Rate Subordinate
R	N/A			Not Offered		
Total:	**$490,000,000**					

(1) The Class 1-A-1 and Class 2-A-1 Certificates (together, the "Senior Certificates") are backed by the cashflows from the Group 1 Mortgage Loans and Group 2 Mortgage Loans, respectively. Under certain conditions primarily relating to losses, as described under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-1, Class M-2 and Class B-1 Certificates are backed by the cashflows from all of the Mortgage Loans.
(2) The margin on the Senior Certificates doubles and the respective margins on the Class M-1, Class M-2 and Class B-1 Certificates are equal to 1.5x the related original margin after the Clean-up Call date.
(3) See "Pricing Prepayment Speed" below.
(4) Rating Agency Contacts: Venkat Veerubhotla, Standard & Poors., 212.438.6612; Marjan Riggi, Moodys Investor Service, Inc., 212.553.4468.

Trust: Asset-Backed Certificates, Series 2002-3.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Countrywide Securities Corporation.

Trustee/Custodian: The Bank of New York, a New York Banking Corporation.

Offered Certificates: The (i) Class 1-A-1 Certificates (together with the Class 2-A-1 Certificates, which are not being offered hereby, the "***Senior Certificates***") and (ii) Class M-1, Class M-2 and Class B-1 Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class R Certificates and the Class 2-A-1 Certificates.

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Sample Pool Calculation Date: August 1, 2002.

Cut-off Date: September 1, 2002, or the origination date of such Mortgage Loan.

Expected Pricing Date:	August [30], 2002.
Expected Closing Date:	September [30], 2002.
Expected *Settlement Date:*	September [30], 2002.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2002.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans on the Closing Date.
Pricing Prepayment Speed:	The Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.
Mortgage Loans:	As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $488,071,915 of which: (i) approximately $93,176,666 and $46,231,236, respectively, were adjustable and fixed rate Mortgage Loans made to borrowers with blemished credit histories which generally do not conform to agency guidelines (the "***Group 1 Mortgage Loans***") and (ii) approximately $235,605,626 and $113,058,387, respectively, were adjustable and fixed rate Mortgage Loans to borrowers with blemished credit histories which conform to agency guidelines (the "***Group 2 Mortgage Loans***"). (The Group 1 Mortgage Loans, together with the Group 2 Mortgage Loans: the "***Mortgage Loans***" and the aggregate of the fixed rate mortgage loans or the adjustable rate mortgage loans, respectively, the "***Fixed Rate Mortgage Loans***" and the "***Adjustable Rate Mortgage Loans***"). See the attached collateral descriptions for additional information with respect to the Sample Pool of Mortgage Loans. It is expected that certain Mortgage Loans in the Sample Pool may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date.
Pass-Through Rate:	The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the Net Rate Cap.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate, (c) excess servicing

and (d) with respect to only those loans covered under the MGIC Policy as described below, the MGIC premium rate (such sum, the ***"Expense Fee Rate"***).

Maximum Rate: The "***Maximum Rate***" is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class 1-A-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Loan Group 1 Mortgage Loans, (ii) with respect to the Class 2-A-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Loan Group 2 Mortgage Loans and (iii) with respect to the Class M-1, Class M-2 and Class B-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in each case adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Maximum Mortgage Rate: The "***Adjusted Maximum Mortgage Rate***" for each Mortgage Loan is equal to the gross maximum mortgage rate (or the mortgage rate in the case of the Fixed Rate Mortgage Loans) less, in each case, the Expense Fee Rate.

Net Rate Cap: The "***Net Rate Cap***" is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class 1-A-1 Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (ii) with respect to the Class 2-A-1 Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans and (iii) with respect to the Class M-1, Class M-2 and Class B-1 Certificates, the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in each case adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis and including any proceeds available to such group from the Cap Contracts.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the related Cap Contracts and Excess Cash flow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contracts: The Trust will include two one-month LIBOR cap contracts for the benefit of the Certificates (the "***Cap Contracts***"). On the Closing Date, the notional amount of the Cap Contracts will equal approximately $46,413,868.57 (the ***"Group 1 Cap Contract"***) and $113,505,013.81 (the ***"Group 2 Cap Contract"***), and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Group 1 Cap Contract and the Group 2 Cap Contract will be 7.86% and 7.44% per annum, respectively. Payments received on the Cap Contracts with respect to a Distribution Date will be available to pay the holders of the Subordinate Certificates any Net Rate Carryover on such Distribution Date, to the extent that such funds are available after payment of any outstanding Net Rate Carryover amounts to each more senior class of Certificates. Payments received on the Group 1 Cap Contract (and, to a limited extent, the Group 2 Cap Contract) with respect to a Distribution Date will be available to pay the holders of the Class 1-A-1 Certificates any Net Rate Carryover on such Distribution Date. Payments on the Group 2 Cap Contract will generally not be available to pay outstanding Net Rate Carryover amounts to the Class 1-A-1 Certificates. Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover will not be available for payments on the Certificates thereafter.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization;
3) Subordination; and
4) Mortgage Insurance.

Class	S&P/ Moody's	Expected Credit Enhancement (at Issuance) (1)	Expected Credit Enhancement (Post Step-down)
Senior Certificates	AAA/Aaa	13.00%	26.00%
Class M-1	AA/Aa2	7.50%	15.00%
Class M-2	A/A2	3.75%	7.50%
Class B-1	BBB/Baa2	1.00%	2.00%

(1) Assumes the Initial Target (as described below) has been reached but does not include any credit for Mortgage Insurance.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Certificates Priority of Distributions."

Overcollateralization:

The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target:

Prior to the Stepdown Date, 1.00% of the principal balance of the Mortgage Loans as of the Closing Date (the ***"Initial Target"***). The O/C for the first Distribution Date will be zero.

On or after the Stepdown Date, 2.00% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Closing Date.

Provided, however, that if a Trigger Event (as will be established by the rating agencies) has occurred on the related Distribution Date, the O/C target will be equal to the Initial Target.

Stepdown Date:

The later to occur of:
(i) the earlier of (x) the Distribution Date in October 2005 or (y) the Distribution date on which the Senior Certificates are reduced to zero; and
(ii) the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 74.00% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance of each Class of Subordinate Certificates have been reduced to zero. Any additional losses (other than excess losses) after the Class M-1 Certificates have been reduced to zero, will be allocable to the related Senior Certificates.

Mortgage Insurance:

As of the Statistical Pool Calculation Date, approximately 22.85% of the Group 1 Mortgage Loans and 26.39% of the Group 2 Mortgage Loans are covered by a private mortgage insurance policy issued by MGIC (the "*MGIC Policy*"). For each of these Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 50% of the value of the related mortgaged property.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) from interest funds related to Loan Group 1 and Loan Group 2 concurrently to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, then (b) from interest funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2 and Class B-1 Certificates;
2) Principal funds, sequentially, as follows: (a) from principal funds related to Loan Group 1 and Loan Group 2 concurrently to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, then (b) from principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2 Certificates and Class B-1 Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively,
4) Any remaining Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates.
5) Any remaining Excess Cashflow to pay any unpaid realized loss amounts to sequentially to the Class M-1, Class M-2 and Class B-1 Certificates.
6) To the Residual Certificate, any remaining amount.

** Under certain delinquency, prepayment and loss scenarios (as described in the prospectus supplement), principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to the other Loan Group.*

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) has occurred (and is continuing) on any Distribution Date, 100% of the available principal funds will be paid to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2 and the Class B-1 Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event has occurred (and is continuing), one group of Senior Certificates are retired prior to the other, 100% the principal collections on the Mortgage Loans will be paid to the still outstanding Class of Senior Certificates until they are retired. Generally, the Class 1-A-1 Certificates will only receive principal related to the Group 1 Mortgage Loans, however, under certain delinquency, prepayment and loss scenarios (as more fully described in the prospectus supplement), principal from the Group 2 Mortgage Loans may be used to pay the Class 1-A-1 Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Certificates, such that the sum of the unpaid principal balance of the Class 1-A-1 and Class 2-A-1 Certificates will have 26.00% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 15.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 7.50% Subordination and (iv) fourth, to the Class B-1 Certificates such that the Class B-1 Certificates will have 2.00% Subordination.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%)

Class 1-A-1 (To Call)

Margin 0.35%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	35.000	35.000	35.000	35.000	35.000
WAL (yr)	18.45	3.16	2.47	1.42	0.92
MDUR (yr)	14.77	2.99	2.37	1.39	0.91
First Prin Pay	Oct 02	Oct 02	Oct 02	Oct 02	Oct 02
Last Prin Pay	Mar 31	Aug 11	Oct 09	Feb 07	May 05

Class 1-A-1 (To Maturity)

Margin 0.35%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	35.064	37.446	37.637	38.158	35.000
WAL (yr)	18.50	3.45	2.71	1.58	0.92
MDUR (yr)	14.80	3.22	2.57	1.53	0.91
First Prin Pay	Oct 02	Oct 02	Oct 02	Oct 02	Oct 02
Last Prin Pay	May 32	May 22	Aug 18	Jan 13	May 05

Class M-1 (To Call)

Margin 0.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	75.000	75.000	75.000	75.000	75.000
WAL (yr)	26.01	5.83	4.78	4.06	2.95
MDUR (yr)	18.93	5.37	4.48	3.86	2.85
First Prin Pay	May 24	Oct 05	Dec 05	Apr 06	May 05
Last Prin Pay	Mar 31	Aug 11	Oct 09	Feb 07	Sep 05

Class M-1 (To Maturity)

Margin 0.75 %

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	75.111	77.761	77.784	77.259	87.668
WAL (yr)	26.13	6.40	5.23	4.34	4.56
MDUR (yr)	18.99	5.81	4.84	4.11	4.30
First Prin Pay	May 24	Oct 05	Dec 05	Apr 06	May 05
Last Prin Pay	Mar 32	Aug 17	Oct 14	Apr 10	Nov 09

Class M-2 (To Call)

Margin 1.30%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	130.000	130.000	130.000	130.000	130.000
WAL (yr)	26.01	5.83	4.73	3.68	2.99
MDUR (yr)	17.72	5.26	4.37	3.47	2.85
First Prin Pay	May 24	Oct 05	Nov 05	Dec 05	Sep 05
Last Prin Pay	Mar 31	Aug 11	Oct 09	Feb 07	Sep 05

Class M-2 (To Maturity)

Margin 1.30%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	130.147	133.474	133.492	133.061	138.009
WAL (yr)	26.11	6.24	5.06	3.88	3.43
MDUR (yr)	17.76	5.57	4.62	3.64	3.25
First Prin Pay	May 24	Oct 05	Nov 05	Dec 05	Oct 05
Last Prin Pay	Jan 32	Oct 15	Feb 13	Mar 09	Feb 07

Class B-1 (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	200.000	200.000	200.000	200.000	200.000
WAL (yr)	25.89	5.61	4.53	3.41	2.90
MDUR (yr)	16.29	4.97	4.11	3.18	2.73
First Prin Pay	May 24	Oct 05	Oct 05	Oct 05	Jun 05
Last Prin Pay	Mar 31	Aug 11	Oct 09	Feb 07	Sep 05

Class B-1 (To Maturity)

Margin 2.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	200.040	200.933	200.887	200.779	200.928
WAL (yr)	25.91	5.68	4.58	3.44	2.93
MDUR (yr)	16.30	5.02	4.15	3.21	2.76
First Prin Pay	May 24	Oct 05	Oct 05	Oct 05	Jun 05
Last Prin Pay	Aug 31	Mar 13	Dec 10	Nov 07	Mar 06

[Available Funds Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule for Class 1-A-1 Certificates (1)

Period	Available Funds Rate (2)	Available Funds Rate (3)	Period	Available Funds Rate (2)	Available Funds Rate (3)
1	9.262	10.572	44	7.841	11.522
2	7.463	8.794	45	7.587	11.162
3	7.717	9.067	46	7.842	11.575
4	7.469	8.837	47	7.588	11.486
5	7.472	8.866	48	7.589	11.482
6	8.280	9.692	49	7.844	11.844
7	7.476	8.902	50	7.590	11.473
8	7.728	9.169	51	7.845	11.834
9	7.479	8.934	52	7.591	11.464
10	7.731	9.201	53	7.592	11.728
11	7.481	8.974	54	8.411	12.924
12	7.482	8.990	55	7.593	11.718
13	7.734	9.258	56	7.848	12.086
14	7.484	9.023	57	7.594	11.708
15	7.736	9.291	58	7.849	12.075
16	7.486	9.056	59	7.595	11.799
17	7.487	9.081	60	7.595	11.794
18	8.008	9.619	61	7.851	12.164
19	7.489	9.114	62	7.596	11.784
20	7.741	9.384	63	7.852	12.153
21	7.491	9.149	64	7.597	11.774
22	7.765	10.310	65	7.597	11.769
23	7.514	10.052	66	8.125	12.536
24	7.515	10.067	67	7.598	11.759
25	7.768	10.363	68	7.853	12.127
26	7.517	10.097	69	7.599	11.749
27	7.770	10.394	70	7.854	12.116
28	7.519	10.715	71	7.600	11.740
29	7.519	10.737	72	7.600	11.735
30	8.332	11.717	73	7.855	12.101
31	7.521	10.765	74	7.600	11.726
32	7.775	11.080	75	7.856	12.091
33	7.523	10.794	76	7.601	11.717
34	7.776	11.705	77	7.601	11.712
35	7.580	11.744	78	8.421	12.893
36	7.581	11.000	79	7.601	11.703
37	7.836	11.336	80	7.857	12.067
38	7.582	11.010	81	7.602	11.695
39	7.837	11.346	82	7.857	12.058
40	7.584	11.588	83	7.602	11.686
41	7.584	11.869	84	7.602	11.682
42	8.403	12.321	85	7.857	12.044
43	7.586	11.169			

(1) Subject to those limitations set forth under "Pass Through Rate" of the attached Computational Materials.
(2) Assumes that 1-Month LIBOR stays at 1.81%, 6-Month LIBOR stays at 1.80% and the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Cap Contract.
(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase to 11.81% and 11.80%, respectively, and includes all projected cash proceeds from the Cap Contract.

Available Funds Rate Schedule for Class M-1, M-2 and B-1 Certificates (1)

Period	Available Funds Rate (2)	Available Funds Rate (3)	Period	Available Funds Rate (2)	Available Funds Rate (3)
1	9.082	11.035	44	7.614	11.287
2	7.312	9.277	45	7.367	10.934
3	7.563	9.540	46	7.616	11.356
4	7.317	9.329	47	7.368	11.316
5	7.318	9.347	48	7.368	11.312
6	8.113	10.158	49	7.617	11.669
7	7.320	9.376	50	7.369	11.304
8	7.568	9.637	51	7.619	11.661
9	7.322	9.402	52	7.371	11.296
10	7.569	9.681	53	7.371	11.602
11	7.323	9.448	54	8.171	12.786
12	7.324	9.462	55	7.373	11.592
13	7.572	9.724	56	7.622	11.957
14	7.325	9.489	57	7.375	11.583
15	7.573	9.751	58	7.624	11.947
16	7.327	9.533	59	7.376	11.708
17	7.327	9.549	60	7.377	11.703
18	7.839	10.078	61	7.626	12.070
19	7.329	9.576	62	7.378	11.693
20	7.577	9.839	63	7.628	12.060
21	7.330	9.604	64	7.380	11.683
22	7.584	10.684	65	7.381	11.679
23	7.337	10.423	66	7.896	12.440
24	7.338	10.434	67	7.382	11.669
25	7.586	10.241	68	7.632	12.034
26	7.339	9.982	69	7.384	11.660
27	7.587	10.274	70	7.634	12.024
28	7.341	10.570	71	7.386	11.651
29	7.341	10.588	72	7.387	11.646
30	8.138	11.547	73	7.636	12.009
31	7.343	10.619	74	7.388	11.637
32	7.591	10.928	75	7.638	12.000
33	7.344	10.650	76	7.390	11.628
34	7.592	11.509	77	7.391	11.624
35	7.361	11.595	78	8.192	12.796
36	7.361	10.809	79	7.392	11.616
37	7.610	11.138	80	7.642	11.977
38	7.361	10.826	81	7.394	11.607
39	7.615	11.153	82	7.644	11.968
40	7.368	11.355	83	7.396	11.599
41	7.366	11.681	84	7.397	11.595
42	8.163	12.070	85	7.647	11.955
43	7.365	10.941			

(1) Subject to those limitations set forth under "Pass Through Rate" of the attached Computational Materials.
(2) Assumes that 1-Month LIBOR stays at 1.81%, 6-Month LIBOR stays at 1.80% and the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Cap Contract.
(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase to 11.81% and 11.80%, respectively, and includes all projected cash proceeds from the Cap Contract.

Group 1 and Group 2 Mortgage Loans

Summary of Loans in Statistic Calculation Pool
(As of Sample Pool Calculation Date)

		Range		
Total Number of Loans	3,526			
Total Outstanding Loan Balance	$488,071,915			
Average Loan Balance	$138,421	$635	to	$648,154
WA Mortgage Rate	8.521%	6.125%	to	19.375%
Net WAC	7.646%	4.591%	to	18.866%
ARM Characteristics				
WA Gross Margin	6.505%	2.281%	to	12.450%
WA Months to First Roll	26	0	to	35
WA First Periodic Cap	1.957%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.489%	1.000%	to	1.500%
WA Lifetime Cap	15.227%	10.500%	to	22.125%
WA Lifetime Floor	8.393%	4.500%	to	15.125%
WA Original Term (months)	350	120	to	360
WA Remaining Term (months)	345	34	to	359
WA LTV	79.24%	8.30%	to	100.00%
WA FICO	603			
Percentage of Pool with Prepayment Penalties at Loan Orig	82.66%			
Percentage of Pool Secured by: 1st Liens	98.27%			
Percentage of Pool Secured by: 2nd Liens	1.73%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.68%	SFR: 79.73%	FULL DOC: 82.15%	RFCO: 67.55%	OOC: 97.35%	A: 55.49%	0: 17.34%
FL: 6.06%	PUD: 11.81%	STATED: 16.31%	PURCH: 24.79%	NOO: 1.97%	A-: 18.22%	6: 0.67%
MI: 5.29%	CONDO: 4.82%	SIMPLE: 1.54%	REFI: 7.66%	2ND: 0.68%	B: 14.61%	12: 3.39%
TX: 4.69%	2-4 UNIT: 2.80%				C: 8.07%	13: 0.03%
WA: 3.32%	MANUF: 0.76%				C-: 3.33%	24: 31.97%
					D: 0.29%	30: 0.17%
						33: 0.01%
						34: 0.02%
						36: 28.56%

Group 1 and Group 2 Mortgage Loans

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	110	$7,595,609	1.56
2/28 LIBOR	1,252	$198,697,892	40.71
3/27 LIBOR	811	$122,488,791	25.10
FIXED 10YR	2	$69,717	0.01
FIXED 12YR	1	$74,101	0.02
FIXED 15YR - CC	3	$247,848	0.05
FIXED 15YR	136	$10,475,584	2.15
FIXED 20YR	14	$1,601,764	0.33
FIXED 25YR	2	$136,286	0.03
FIXED 30YR - CC	82	$14,022,861	2.87
FIXED 30YR	824	$116,903,091	23.95
FIXED 10YR-2ND	3	$80,665	0.02
FIXED 15YR-2ND	146	$5,206,133	1.07
FIXED 20YR-2ND	8	$383,862	0.08
FIX30/15 BAL	74	$7,309,776	1.50
FIX30/15 BAL-2ND	58	$2,777,933	0.57
	3,526	$488,071,915	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	102	$1,855,420	0.38
$ 25,000.01 to $50,000	357	$13,938,141	2.86
$ 50,000.01 to $75,000	537	$33,730,653	6.91
$ 75,000.01 to $100,000	491	$42,453,725	8.70
$100,000.01 to $150,000	765	$93,229,149	19.10
$150,000.01 to $200,000	526	$90,730,848	18.59
$200,000.01 to $250,000	334	$74,315,863	15.23
$250,000.01 to $300,000	169	$46,220,934	9.47
$300,000.01 to $350,000	113	$36,388,208	7.46
$350,000.01 to $400,000	69	$26,159,034	5.36
$400,000.01 to $450,000	35	$14,903,060	3.05
$450,000.01 to $500,000	20	$9,728,679	1.99
$500,000.01 to $550,000	4	$2,068,457	0.42
$550,000.01 to $600,000	3	$1,701,591	0.35
$600,000.01 to $650,000	1	$648,154	0.13
	3,526	$488,071,915	100.00

Group 1 and Group 2 Mortgage Loans

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 6.500	16	$3,672,029	0.75
6.501 - 7.000	161	$35,339,333	7.24
7.001 - 7.500	297	$61,040,206	12.51
7.501 - 8.000	611	$117,213,694	24.02
8.001 - 8.500	441	$65,847,204	13.49
8.501 - 9.000	586	$79,962,976	16.38
9.001 - 9.500	358	$41,524,623	8.51
9.501 - 10.000	351	$37,484,290	7.68
10.001 - 10.500	183	$15,459,030	3.17
10.501 - 11.000	124	$10,981,060	2.25
11.001 - 11.500	92	$5,578,986	1.14
11.501 - 12.000	147	$6,957,427	1.43
12.001 - 12.500	41	$2,139,293	0.44
12.501 - 13.000	37	$1,684,216	0.35
13.001 - 13.500	27	$1,283,406	0.26
13.501 - 14.000	15	$603,403	0.12
14.001 - 14.500	16	$543,170	0.11
14.501 - 15.000	5	$203,681	0.04
15.001 - 15.500	7	$253,826	0.05
15.501 - 16.000	2	$64,909	0.01
16.001 - 16.500	2	$36,873	0.01
16.501 - 17.000	3	$86,353	0.02
17.001 - 17.500	3	$65,519	0.01
Above 19%	1	$46,410	0.01
	3,526	$488,071,915	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	34	$1,306,740	0.27
121 - 180	397	$25,365,016	5.20
181 - 300	205	$13,954,627	2.86
301 - 360	2,890	$447,445,532	91.68
	3,526	$488,071,915	100.00

Group 1 and Group 2 Mortgage Loans

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	120	$9,760,476	2.00
50.01-55.00	55	$6,989,307	1.43
55.01-60.00	108	$12,061,019	2.47
60.01-65.00	183	$24,855,220	5.09
65.01-70.00	349	$43,662,824	8.95
70.01-75.00	471	$65,259,295	13.37
75.01-80.00	818	$124,723,601	25.55
80.01-85.00	442	$69,146,191	14.17
85.01-90.00	630	$96,577,960	19.79
90.01-95.00	105	$17,635,658	3.61
95.01-100.00	245	$17,400,364	3.57
	3,526	$488,071,915	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	21	$1,946,766	0.40
AK	2	$247,067	0.05
AZ	72	$7,697,384	1.58
AR	14	$1,135,358	0.23
CA	884	$179,020,417	36.68
CO	68	$8,879,985	1.82
CT	23	$3,520,326	0.72
DE	12	$1,077,238	0.22
DC	2	$460,149	0.09
FL	272	$29,554,932	6.06
GA	130	$14,731,067	3.02
HI	22	$4,453,650	0.91
ID	28	$2,353,455	0.48
IL	56	$5,919,894	1.21
IN	70	$5,283,463	1.08
IA	7	$547,859	0.11
KS	38	$3,558,998	0.73
KY	30	$2,958,798	0.61
LA	64	$6,153,719	1.26
ME	4	$484,540	0.10
MD	68	$12,247,075	2.51

Group 1 and Group 2 Mortgage Loans

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MA	90	$15,785,675	3.23
MI	234	$25,812,808	5.29
MN	46	$6,805,420	1.39
MS	22	$1,438,080	0.29
MO	85	$7,719,705	1.58
MT	3	$221,252	0.05
NE	6	$464,573	0.10
NV	41	$4,865,004	1.00
NH	28	$3,860,087	0.79
NJ	78	$12,957,433	2.65
NM	15	$1,683,652	0.34
NY	65	$9,935,099	2.04
NC	52	$4,864,236	1.00
ND	3	$227,264	0.05
OH	131	$11,910,631	2.44
OK	34	$2,573,221	0.53
OR	43	$5,376,017	1.10
PA	89	$8,250,153	1.69
RI	14	$1,698,058	0.35
SC	19	$2,025,948	0.42
SD	1	$39,900	0.01
TN	81	$8,096,152	1.66
TX	190	$22,910,700	4.69
UT	25	$3,028,014	0.62
VT	1	$93,187	0.02
VA	82	$12,667,360	2.60
WA	107	$16,191,744	3.32
WV	8	$423,184	0.09
WI	43	$3,751,144	0.77
WY	3	$164,072	0.03
	3,526	$488,071,915	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	7	$1,164,840	0.24
761 - 780	6	$864,817	0.18

Group 1 and Group 2 Mortgage Loans

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
741 - 760	19	$2,792,918	0.57
721 - 740	34	$4,489,036	0.92
701 - 720	49	$5,518,858	1.13
681 - 700	78	$12,305,887	2.52
661 - 680	189	$26,891,706	5.51
641 - 660	311	$44,232,208	9.06
621 - 640	491	$68,388,865	14.01
601 - 620	520	$75,735,814	15.52
581 - 600	554	$84,097,122	17.23
561 - 580	510	$69,461,195	14.23
541 - 560	346	$45,328,713	9.29
521 - 540	227	$26,612,960	5.45
501 - 520	131	$15,027,092	3.08
500 or Less	16	$1,521,310	0.31
NOT SCORED	38	$3,638,575	0.75
	3,526	$488,071,915	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	2,893	$389,159,015	79.73
PUD	319	$57,661,100	11.81
CONDO	171	$23,503,022	4.82
2-4 UNITS	85	$13,675,297	2.80
MANUF	53	$3,707,566	0.76
HI CONDO	5	$365,915	0.07
	3,526	$488,071,915	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,284	$329,685,237	67.55
PURCH	951	$120,981,877	24.79

Group 1 and Group 2 Mortgage Loans

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	291	$37,404,801	7.66
	3,526	$488,071,915	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,389	$475,114,527	97.35
NOO	116	$9,629,468	1.97
2ND HM	21	$3,327,920	0.68
	3,526	$488,071,915	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,995	$400,942,782	82.15
STATED	480	$79,627,834	16.31
SIMPLE	51	$7,501,299	1.54
	3,526	$488,071,915	100.00

Gross Margin
(Excludes 1,353 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	6	$1,212,542	0.37
3.001 - 4.000	3	$747,801	0.23
4.001 - 5.000	62	$11,195,720	3.41
5.001 - 6.000	655	$113,831,648	34.62
6.001 - 7.000	824	$125,173,554	38.07
7.001 - 8.000	421	$54,655,062	16.62
8.001 - 9.000	130	$14,629,449	4.45
9.001 - 10.000	56	$5,747,921	1.75
10.001 - 11.000	12	$1,081,384	0.33
11.001 - 12.000	3	$415,065	0.13

Group 1 and Group 2 Mortgage Loans

Gross Margin
(Excludes 1,353 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
12.001 - 13.000	1	$92,146	0.03
	2,173	$328,782,292	100.00

Next Rate Adjustment Date
(Excludes 1,353 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/02	27	$2,030,707	0.62
10/02	4	$183,178	0.06
11/02	9	$558,275	0.17
12/02	19	$1,258,724	0.38
01/03	24	$1,596,859	0.49
02/03	27	$1,967,866	0.60
04/03	1	$53,943	0.02
07/03	1	$118,809	0.04
08/03	1	$71,528	0.02
11/03	2	$392,985	0.12
12/03	2	$440,365	0.13
01/04	2	$300,444	0.09
02/04	9	$1,397,410	0.43
03/04	30	$4,733,576	1.44
04/04	139	$21,504,468	6.54
05/04	275	$43,301,563	13.17
06/04	174	$25,698,935	7.82
07/04	293	$44,292,538	13.47
08/04	324	$56,510,135	17.19
12/04	2	$225,179	0.07
02/05	3	$464,054	0.14
03/05	10	$1,374,176	0.42
04/05	42	$7,223,387	2.20
05/05	145	$23,550,867	7.16
06/05	79	$11,420,819	3.47
07/05	141	$18,748,310	5.70
08/05	388	$59,363,188	18.06
	2,173	$328,782,292	100.00

Group 1 and Group 2 Mortgage Loans

Range of Months to Roll
(Excludes 1,353 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	110	$7,595,609	2.31
7 - 12	3	$244,281	0.07
13 - 18	45	$7,264,781	2.21
19 - 24	1,205	$191,307,640	58.19
25 - 31	57	$9,286,797	2.82
32 - 37	753	$113,083,184	34.39
	2,173	$328,782,292	100.00

Lifetime Rate Cap
(Excludes 1,353 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 10.500	1	$239,565	0.07
10.501 - 11.000	1	$215,694	0.07
11.501 - 12.000	5	$1,123,621	0.34
12.001 - 12.500	17	$3,607,325	1.10
12.501 - 13.000	26	$5,148,691	1.57
13.001 - 13.500	42	$7,983,576	2.43
13.501 - 14.000	170	$36,561,366	11.12
14.001 - 14.500	228	$45,295,824	13.78
14.501 - 15.000	346	$61,121,667	18.59
15.001 - 15.500	301	$45,126,281	13.73
15.501 - 16.000	371	$52,290,445	15.90
16.001 - 16.500	222	$26,183,276	7.96
16.501 - 17.000	208	$22,901,492	6.97
17.000 - 17.500	95	$9,053,436	2.75
17.501 - 18.000	59	$5,867,086	1.78
18.001 - 18.500	38	$2,759,783	0.84
18.501 - 19.000	21	$1,580,491	0.48
19.001 - 19.500	12	$856,256	0.26
19.501 - 20.000	4	$429,655	0.13
20.001+	6	$436,762	0.13
	2,173	$328,782,292	100.00

Group 1 and Group 2 Mortgage Loans

Initial Periodic Rate Cap
(Excludes 1,353 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	40	$5,477,739	1.67
1.500	1,443	$220,393,532	67.03
2.000	12	$1,238,579	0.38
3.000	678	$101,672,442	30.92
	2,173	$328,782,292	100.00

Subsequent Periodic Rate Cap
(Excludes 1,353 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	59	$7,405,599	2.25
1.500	2,114	$321,376,694	97.75
	2,173	$328,782,292	100.00

Lifetime Rate Floor
(Excludes 1,353 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	2	$455,259	0.14
6.001 - 7.000	158	$34,884,574	10.61
7.001 - 8.000	583	$112,060,299	34.08
8.001 - 9.000	715	$104,812,180	31.88
9.001 - 10.000	460	$53,107,479	16.15
10.001 - 11.000	172	$17,160,861	5.22
11.001 - 12.000	59	$4,286,687	1.30
12.001 - 13.000	18	$1,578,191	0.48
13.001 - 14.000	4	$349,658	0.11
14.001 - 15.000	1	$51,119	0.02
15.001 - 16.000	1	$35,985	0.01
	2,173	$328,782,292	100.00

Group 1 Mortgage Loans

Summary of Loans in Statistic Calculation Pool (As of Sample Pool Calculation Date)		**Range**		
Total Number of Loans	913			
Total Outstanding Loan Balance	$139,407,902			
Average Loan Balance	$152,692	$635	to	$648,154
WA Mortgage Rate	8.601%	6.350%	to	19.375%
Net WAC	7.760%	4.716%	to	18.866%
ARM Characteristics				
WA Gross Margin	6.661%	2.750%	to	12.450%
WA Months to First Roll	25	0	to	35
WA First Periodic Cap	2.039%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.492%	1.000%	to	1.500%
WA Lifetime Cap	15.169%	11.950%	to	22.125%
WA Lifetime Floor	8.343%	6.350%	to	15.125%
WA Original Term (months)	345	120	to	360
WA Remaining Term (months)	342	111	to	359
WA LTV	80.88%	15.38%	to	100.00%
WA FICO	610			
Percentage of Pool with Prepayment Penalties at Loan Orig	79.08%			
Percentage of Pool Secured by: 1st Liens	93.94%			
Percentage of Pool Secured by: 2nd Liens	6.06%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.38%	SFR: 75.07%	FULL DOC: 81.01%	RFCO: 59.71%	OOC: 98.20%	A: 63.82%	0: 20.92%
TX: 6.12%	PUD: 15.36%	STATED: 17.48%	PURCH: 32.62%	NOO: 0.98%	A-: 17.36%	6: 0.38%
FL: 5.06%	CONDO: 5.11%	SIMPLE: 1.51%	REFI: 7.67%	2ND: 0.82%	B: 11.39%	12: 4.57%
MI: 4.96%	MANUF: 2.66%				C: 4.93%	24: 32.49%
VA: 3.76%	2-4 UNIT: 1.76%				C-: 2.24%	30: 0.33%
					D: 0.26%	36: 27.03%
						60: 14.27%

Group 1 Mortgage Loans

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	17	$1,018,415	0.73
2/28 LIBOR	301	$61,811,366	44.34
3/27 LIBOR	159	$30,346,885	21.77
FIXED 15YR	28	$1,799,457	1.29
FIXED 20YR	2	$394,840	0.28
FIXED 30YR - CC	17	$3,834,816	2.75
FIXED 30YR	166	$30,549,356	21.91
FIXED 10YR-2ND	3	$80,665	0.06
FIXED 15YR-2ND	146	$5,206,133	3.73
FIXED 20YR-2ND	8	$383,862	0.28
FIX30/15 BAL	8	$1,204,174	0.86
FIX30/15 BAL-2ND	58	$2,777,933	1.99
	913	$139,407,902	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	70	$1,213,844	0.87
$ 25,000.01 to $50,000	197	$7,409,664	5.32
$ 50,000.01 to $75,000	163	$10,048,643	7.21
$ 75,000.01 to $100,000	84	$7,245,670	5.20
$100,000.01 to $150,000	94	$11,244,821	8.07
$150,000.01 to $200,000	41	$6,948,397	4.98
$200,000.01 to $250,000	18	$3,930,724	2.82
$250,000.01 to $300,000	8	$2,225,105	1.60
$300,000.01 to $350,000	108	$34,747,307	24.92
$350,000.01 to $400,000	68	$25,785,261	18.50
$400,000.01 to $450,000	34	$14,461,583	10.37
$450,000.01 to $500,000	20	$9,728,679	6.98
$500,000.01 to $550,000	4	$2,068,457	1.48
$550,000.01 to $600,000	3	$1,701,591	1.22
$600,000.01 to $650,000	1	$648,154	0.46
	913	$139,407,902	100.00

Group 1 Mortgage Loans

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 6.500	3	$1,172,148	0.84
6.501 - 7.000	41	$13,673,648	9.81
7.001 - 7.500	64	$20,413,037	14.64
7.501 - 8.000	112	$34,227,638	24.55
8.001 - 8.500	65	$14,651,806	10.51
8.501 - 9.000	108	$16,768,118	12.03
9.001 - 9.500	76	$9,589,651	6.88
9.501 - 10.000	74	$8,694,359	6.24
10.001 - 10.500	73	$5,821,838	4.18
10.501 - 11.000	36	$3,186,610	2.29
11.001 - 11.500	33	$1,858,330	1.33
11.501 - 12.000	101	$4,173,952	2.99
12.001 - 12.500	20	$977,160	0.70
12.501 - 13.000	26	$1,012,056	0.73
13.001 - 13.500	27	$1,283,406	0.92
13.501 - 14.000	15	$603,403	0.43
14.001 - 14.500	16	$543,170	0.39
14.501 - 15.000	5	$203,681	0.15
15.001 - 15.500	7	$253,826	0.18
15.501 - 16.000	2	$64,909	0.05
16.001 - 16.500	2	$36,873	0.03
16.501 - 17.000	3	$86,353	0.06
17.001 - 17.500	3	$65,519	0.05
Above 19%	1	$46,410	0.03
	913	$139,407,902	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	8	$234,602	0.17
121 - 180	236	$10,888,671	7.81
181 - 300	40	$2,248,321	1.61
301 - 360	629	$126,036,308	90.41
	913	$139,407,902	100.00

Group 1 Mortgage Loans

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	25	$1,744,584	1.25
50.01-55.00	11	$1,456,354	1.04
55.01-60.00	25	$3,021,192	2.17
60.01-65.00	48	$8,652,689	6.21
65.01-70.00	77	$11,740,173	8.42
70.01-75.00	104	$17,646,734	12.66
75.01-80.00	147	$29,819,945	21.39
80.01-85.00	100	$20,983,728	15.05
85.01-90.00	122	$23,869,767	17.12
90.01-95.00	26	$5,559,475	3.99
95.01-100.00	228	$14,913,261	10.70
	913	$139,407,902	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	3	$98,531	0.07
AZ	22	$2,104,963	1.51
AR	5	$431,937	0.31
CA	231	$56,286,178	40.38
CO	14	$1,255,573	0.90
CT	6	$1,220,627	0.88
DE	3	$259,978	0.19
DC	1	$423,068	0.30
FL	66	$7,057,100	5.06
GA	31	$4,027,337	2.89
HI	2	$130,999	0.09
ID	8	$379,997	0.27
IL	12	$1,169,553	0.84
IN	18	$1,270,557	0.91
IA	2	$114,842	0.08
KS	10	$585,550	0.42
KY	10	$1,110,861	0.80
LA	17	$1,687,132	1.21
MD	20	$4,913,909	3.52
MA	23	$4,695,116	3.37
MI	63	$6,912,164	4.96

Group 1 Mortgage Loans

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MN	9	$1,839,417	1.32
MS	5	$253,201	0.18
MO	24	$1,968,512	1.41
MT	2	$91,394	0.07
NE	1	$33,506	0.02
NV	12	$816,997	0.59
NH	6	$796,333	0.57
NJ	22	$4,243,517	3.04
NM	4	$694,223	0.50
NY	15	$2,087,951	1.50
NC	18	$1,680,774	1.21
OH	30	$1,924,924	1.38
OK	6	$386,500	0.28
OR	11	$1,103,858	0.79
PA	17	$1,788,719	1.28
RI	4	$257,327	0.18
SC	4	$612,798	0.44
TN	22	$2,429,103	1.74
TX	56	$8,534,281	6.12
UT	6	$749,280	0.54
VT	1	$93,187	0.07
VA	24	$5,242,814	3.76
WA	31	$4,630,213	3.32
WV	4	$183,808	0.13
WI	11	$781,343	0.56
WY	1	$47,953	0.03
	913	$139,407,902	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	3	$524,437	0.38
761 - 780	2	$194,959	0.14
741 - 760	2	$408,846	0.29
721 - 740	12	$1,322,312	0.95
701 - 720	9	$487,224	0.35
681 - 700	17	$3,747,104	2.69

Group 1 Mortgage Loans

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
661 - 680	84	$12,410,412	8.90
641 - 660	110	$16,844,929	12.08
621 - 640	152	$22,366,475	16.04
601 - 620	114	$18,505,456	13.27
581 - 600	111	$21,502,911	15.42
561 - 580	110	$17,629,921	12.65
541 - 560	65	$11,052,459	7.93
521 - 540	52	$5,269,626	3.78
501 - 520	29	$3,280,483	2.35
500 or Less	3	$221,773	0.16
NOT SCORED	38	$3,638,575	2.61
	913	$139,407,902	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	703	$104,658,704	75.07
PUD	97	$21,410,603	15.36
CONDO	45	$7,123,583	5.11
MANUF	53	$3,707,566	2.66
2-4 UNITS	14	$2,451,541	1.76
HI CONDO	1	$55,905	0.04
	913	$139,407,902	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	440	$83,241,172	59.71
PURCH	391	$45,473,498	32.62
REFI	82	$10,693,232	7.67
	913	$139,407,902	100.00

Group 1 Mortgage Loans

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	892	$136,892,721	98.20
NOO	18	$1,371,690	0.98
2ND HM	3	$1,143,491	0.82
	913	$139,407,902	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	811	$112,938,128	81.01
STATED	92	$24,369,903	17.48
SIMPLE	10	$2,099,871	1.51
	913	$139,407,902	100.00

Gross Margin
(Excludes 436 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	1	$398,233	0.43
3.001 - 4.000	1	$309,653	0.33
4.001 - 5.000	11	$3,413,988	3.66
5.001 - 6.000	127	$35,066,513	37.63
6.001 - 7.000	147	$30,912,921	33.18
7.001 - 8.000	55	$8,516,244	9.14
8.001 - 9.000	63	$7,222,597	7.75
9.001 - 10.000	56	$5,747,921	6.17
10.001 - 11.000	12	$1,081,384	1.16
11.001 - 12.000	3	$415,065	0.45
12.001 - 13.000	1	$92,146	0.10
	477	$93,176,666	100.00

Group 1 Mortgage Loans

Next Rate Adjustment Date
(Excludes 436 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/02	3	$127,050	0.14
12/02	3	$85,823	0.09
01/03	7	$568,470	0.61
02/03	4	$237,073	0.25
04/03	1	$53,943	0.06
11/03	1	$313,626	0.34
01/04	1	$226,793	0.24
02/04	2	$422,183	0.45
03/04	6	$1,144,425	1.23
04/04	33	$6,561,645	7.04
05/04	43	$9,447,061	10.14
06/04	57	$9,488,685	10.18
07/04	79	$13,543,341	14.54
08/04	78	$20,609,663	22.12
02/05	1	$113,691	0.12
03/05	2	$188,088	0.20
04/05	12	$2,216,268	2.38
05/05	25	$5,921,084	6.35
06/05	25	$4,006,927	4.30
07/05	39	$5,943,647	6.38
08/05	55	$11,957,180	12.83
	477	$93,176,666	100.00

Range of Months to Roll
(Excludes 436 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	17	$1,018,415	1.09
7 - 12	1	$53,943	0.06
13 - 18	10	$2,107,027	2.26
19 - 24	290	$59,650,395	64.02
25 - 31	15	$2,518,047	2.70
32 - 37	144	$27,828,838	29.87
	477	$93,176,666	100.00

Group 1 Mortgage Loans

Lifetime Rate Cap
(Excludes 436 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.501 - 12.000	1	$398,325	0.43
12.001 - 12.500	2	$809,641	0.87
12.501 - 13.000	3	$1,076,214	1.16
13.001 - 13.500	6	$2,010,010	2.16
13.501 - 14.000	45	$14,472,021	15.53
14.001 - 14.500	49	$15,198,143	16.31
14.501 - 15.000	71	$17,834,364	19.14
15.001 - 15.500	45	$8,601,696	9.23
15.501 - 16.000	79	$13,466,971	14.45
16.001 - 16.500	45	$5,397,096	5.79
16.501 - 17.000	51	$6,441,491	6.91
17.000 - 17.500	40	$4,053,628	4.35
17.501 - 18.000	18	$1,895,362	2.03
18.001 - 18.500	7	$369,299	0.40
18.501 - 19.000	4	$299,860	0.32
19.001 - 19.500	4	$356,646	0.38
19.501 - 20.000	1	$59,136	0.06
20.001+	6	$436,762	0.47
	477	$93,176,666	100.00

Initial Periodic Rate Cap
(Excludes 436 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	21	$2,618,104	2.81
1.500	242	$55,917,314	60.01
2.000	4	$402,694	0.43
3.000	210	$34,238,553	36.75
	477	$93,176,666	100.00

Group 1 Mortgage Loans

1.000	11	$1,498,914	1.61
1.500	466	$91,677,752	98.39
	477	$93,176,666	100.00

Lifetime Rate Floor
(Excludes 436 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 7.000	39	$13,444,627	14.43
7.001 - 8.000	111	$33,465,411	35.92
8.001 - 9.000	130	$24,604,141	26.41
9.001 - 10.000	107	$13,447,261	14.43
10.001 - 11.000	66	$6,454,830	6.93
11.001 - 12.000	13	$907,851	0.97
12.001 - 13.000	5	$415,783	0.45
13.001 - 14.000	4	$349,658	0.38
14.001 - 15.000	1	$51,119	0.05
15.001 - 16.000	1	$35,985	0.04
	477	$93,176,666	100.00